UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

H&E EQUIPMENT SERVICES, INC.
(Name of Subject Company (Issuer))
UR MERGER SUB VII CORPORATION
a wholly owned subsidiary of
UNITED RENTALS (NORTH AMERICA), INC.
a wholly owned subsidiary of
UNITED RENTALS, INC.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01
(Title of Class of Securities)
404030108
(CUSIP Number of Class of Securities)

Joli Gross
UR Merger Sub VII Corporation
100 First Stamford Place, Suite 700
Stamford, CT 06902
Telephone: (203) 622-3131
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Francis J. Aquila
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Telephone: (212) 558-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9; Item 11.
This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by UR Merger Sub VII Corporation, a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of United Rentals (North America), Inc., a Delaware corporation (“URNA”) and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation (“URI”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of H&E Equipment Services, Inc., a Delaware corporation (the “Company”), at a price per Share of $92.00 net to the holder thereof in cash, without interest, less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 28, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.
All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.
Item 10.   Financial Statements.
Not applicable.
Item 12.   Exhibits.
See Exhibit Index.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2025
UR MERGER SUB VII CORPORATION
By:
/s/ Joli Gross

Name:
Joli Gross

Title:
Secretary

UNITED RENTALS (NORTH AMERICA), INC.
By:
/s/ Joli Gross

Name:
Joli Gross

Title:
Senior Vice President, Chief Legal & Sustainability Officer, Corporate Secretary

UNITED RENTALS, INC.
By:
/s/ Joli Gross

Name:
Joli Gross

Title:
Senior Vice President, Chief Legal & Sustainability Officer, Corporate Secretary

EXHIBIT INDEX
Index No.
(a)(1)(A)	Offer to Purchase dated January 28, 2025.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in The New York Times on January 28, 2025.*
(a)(5)(A)	Joint press release, dated January 14, 2025 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by United Rentals, Inc. on January 14, 2025).
(a)(5)(B)	Investor Presentation, dated January 14, 2025 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by United Rentals, Inc. on January 14, 2025).
(a)(5)(C)	Welcome Letter/FAQ to H&E Equipment Services, Inc. employees, dated January 14, 2025 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by United Rentals, Inc. on January 15, 2025).
(a)(5)(D)	Press release, dated January 28, 2025.*
(b)	Commitment Letter, dated January 13, 2025, by and among Morgan Stanley Senior Funding, Inc., Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, United Rentals, Inc. and United Rentals (North America), Inc.*
(d)(1)	Agreement and Plan of Merger, dated January 13, 2025, by and among H&E Equipment Services, Inc., United Rentals, Inc. and UR Merger Sub VII Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by United Rentals, Inc. on January 14, 2025).
(d)(2)	Confidentiality Agreement, dated November 14, 2024, by and between H&E Equipment Services, Inc. and United Rentals, Inc.*
(d)(3)	First Amendment to Confidentiality Agreement, dated January 13, 2025, by and between H&E Equipment Services, Inc. and United Rentals, Inc.*
(d)(4)	Clean Team Confidentiality Agreement, dated December 20, 2024, by and between H&E Equipment Services, Inc. and United Rentals, Inc.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*
filed herewith